Exhibit 99.1

To: Googlers

From: Laszlo Bock, Vice President, People Operations

Date: January 28, 2009

Subject: IMPORTANT NEWS – Launch of Option Exchange Program Delayed

IMPORTANT NEWS REGARDING TIMING OF PLANNED OPTION EXCHANGE OFFER LAUNCH — PLEASE READ

Dear Googlers,

As you know, we had planned to launch the Election Period of our Employee Option Exchange Program tomorrow, January 29, 2009. We now plan to launch next Tuesday afternoon Pacific Time, February 3, 2009.

We will send you an email no later than next Tuesday to confirm the new program timeline. We will be sharing a comprehensive FAQ with you on the date of launch. We understand this delay will raise questions. For regulatory reasons, it is simply not possible to answer all of your questions before the launch, but please know we remain committed to offering this program.

For information about this program, please go to                     .

Thanks,

Laszlo

The option exchange described in this e-mail has not launched. When the option exchange begins, Google will provide you with written materials explaining the terms and timing. You should read these materials carefully when they become available because they will contain important information about the option exchange. When the offer period begins, Google will file these materials with the Securities and Exchange Commission (SEC) as part of a tender offer statement. Googlers will be able to obtain these written materials and other documents filed by Google with the SEC free of charge from the SEC’s website at www.sec.gov or by email at                     .